UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 3

to

ANNUAL REPORT

OF

REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

Date of end of last fiscal year: Dated December 31, 2021

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Juan G. Giráldez

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

*	The Registrant is filing this annual report on a voluntary basis.

Explanatory Note

This amendment to the República Oriental del Uruguay’s (“Uruguay”) Annual Report on Form 18-K for the year ended December 31, 2021 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1	Conformed copy of the Underwriting Agreement, dated October 20, 2022, between the Republic, acting through the Ministry of Economy and Finance, Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc.

Exhibit 2	Form of Authorization for U.S.$1,499,975,998 5.750% Bonds due 2034.

Exhibit 3	Name and Addresses of the Underwriters.

Exhibit 4	Post-Effective Legality Opinion of Gonzalo Muñiz Marton and Gabriela Tobías Pedronzo, Counsels to the Ministry of Economy and Finance of the Republic, dated October 28, 2022.

Exhibit 5	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated October 28, 2022.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 1st day of November, 2022.

REPÚBLICA ORIENTAL DEL URUGUAY

By:	/s/ Alejandro Irastorza
Alejandro Irastorza
(Interim) Minister of Economy and Finance, República Oriental del Uruguay

EXHIBIT INDEX

Exhibit 1	Conformed copy of the Underwriting Agreement, dated October 20, 2022, between the Republic, acting through the Ministry of Economy and Finance, Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc.

Exhibit 2	Form of Authorization for U.S.$1,499,975,998 5.750% Bonds due 2034.

Exhibit 3	Name and Addresses of the Underwriters.

Exhibit 4	Post-Effective Legality Opinion of Gonzalo Muñiz Marton and Gabriela Tobías Pedronzof, Counsels to the Ministry of Economy and Finance of the Republic, dated October 28, 2022.

Exhibit 5	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated October 28, 2022.

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